UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

RED METAL RESOURCES LTD.

(Name of Issuer)

Common Stock

(Title of Securities)

75678R 10 3

(CUSIP Number)

Caitlin Jeffs
195 Park Avenue
Thunder Bay, Ontario, Canada P7B 1B9
(807) 345-5380

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 13, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75678R 10 3
1. Names of Reporting Persons IRS Identification Nos. of Above Persons (Entities Only) Caitlin Jeffs
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With: 7. Sole Voting Power 1,608,576*
8. Shared Voting Power Not Applicable
9. Sole Dispositive Power 1,608,576*
10. Shared Dispositive Power Not Applicable
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,608,576*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 15.8%
14. Type of Reporting Person (See Instructions) IN
*This number does not include 830,087 shares of common stock owned by Fladgate Exploration Consulting Corporation.  Caitlin Jeffs owns a 25% interest in Fladgate Exploration Consulting Corporation.

Item 1.                    Security and Issuer

Common stock, $0.001 par value, of Red Metal Resources Ltd. (the “Issuer”).  The Issuer’s address is 195 Park Avenue, Thunder Bay, Ontario, Canada P7B 1B9.

Item 2.                    Identity and Background

(a)                      This statement is filed by Caitlin Jeffs (the “Reporting Person”).

(b)                      The Reporting Person’s address is 195 Park Avenue, Thunder Bay, Ontario, Canada P7B 1B9.

(c)                      The Reporting Person is the Chief Executive Officer, President and a director of the Issuer.

(d)                      During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)                       During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                       The Reporting Person is a citizen of Canada.

Item 3.                    Source and Amount of Funds or Other Consideration

The Reporting Person’s securities were purchased with her personal funds.  The transactions through which the Reporting Person acquired the securities are as follows:

(i)                       In June 2007 the Reporting Person paid $3,850 for 180,004 shares of the Issuer’s common stock.

(ii)                      On September 15, 2009, the Issuer issued 1,428,572 shares of common stock to the Reporting Person in a private placement in exchange for $100,000 cash.

Item 4.                    Purpose of Transaction

The Reporting Person purchased the common stock for investment purposes.  While the Reporting Person has no immediate plans to acquire additional securities of the Issuer, she is currently committed to assisting the Issuer with its business, so it is likely that she will continue to invest in the Issuer’s securities.  In doing so, the Reporting Person acknowledges that she may be deemed to have substantial influence regarding the disposition of certain matters as to which the stockholders of the Issuer are entitled to vote, including the election of directors.

Item 5.                    Interest in Securities of the Issuer

As computed using rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Person beneficially owns a total of 1,608,576 shares, or approximately 15.8%, of the Issuer’s common stock.  The Reporting Person has the sole power to vote and to dispose of the shares she owns.  The Reporting Person did not effect any transactions in the Issuer’s common stock during the 60 days prior to the date of this report.  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock in the Issuer owned by the Reporting Person.

Item 6.                    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above in Item 4 (which information is incorporated herein by reference) and below, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to the common stock.

The Reporting Person is aware that her father, Richard N. Jeffs, and her mother, Susan Jeffs, beneficially own shares of common stock for which they have each filed a Schedule 13D with the Securities and Exchange Commission.  The Reporting Person expressly disclaims that she and Susan Jeffs and Richard N. Jeffs comprise a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Reporting Person expressly disclaims beneficial ownership of shares of common stock beneficially owned by Richard N. Jeffs and Susan Jeffs.

Item 7.                    Material to Be Filed as Exhibits

None

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 17, 2010

/s/ Caitlin Jeffs
Caitlin Jeffs